April 25, 2005

Mail Stop 0306

Avtar Dhillon
Chief Executive Officer and President
Genetronics Biomedical Corporation
11494 Sorrento Valley Road
San Diego, CA 92121-1318

      Re:	Genetronics Biomedical Corporation
	Registration Statement on Form S-3 filed March 28, 2005
	File No. 333-123619
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 1-14888

Dear Mr. Ryan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Registration Statement Cover Page
Prospectus Cover Page
1. We note that on March 31, 2005, you changed your corporate name to
"Inovio Biomedical Corporation" and effective April 4, 2005, your ticker symbol changed to "INO." Please revise the cover pages to reflect these changes, and briefly discuss the name/ticker change in the Summary section. Also provide your new website address. Prospectus Summary - Page 1
2. Please ensure that the disclosure in your summary is balanced. For example, please revise your summary to highlight the fact that you have a history of operating losses and, if true, that you have yet to commercialize any viable products.
3. Please provide supplemental support for your statements of industry leadership. For example, we note your disclosure on page 3 that you are "[positioned] as a leader in EPT," and that you are a "leader in the [DNA delivery] field" on page 4.
4. Please revise so that the meaning of all technical and industry-specific terms is clear from the context of your discussion. For example, we note the reference to "cryoablation and "radio ablation" on page 3 and "intralesionally-injected" bleomycin on page 4.
5. Please briefly describe the significance of the "orphan designation" granted by the FDA. We reference your disclosure on page 4.
6. Please describe the term "thought leaders" mentioned on page 5. It is also unclear exactly what expenses you may apply for reimbursement. Are you referring to expenses associated with the commercialization of this product or are you referring to reimbursements from Medicare and similar international agencies for treatments utilizing your products? Please clarify.

Risk Factors - Page 3

General
7. Please eliminate the second and third sentences of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section.
Also
revise the "Additional or Updated Risk Factors" section on page 22 in accordance with this comment.
8. Please describe under a separate appropriate heading the risks to potential investors associated with the fact that you have a history of losses and expect that to continue "for some time in the future."
Also disclose your accumulated deficit as of the most recent practical date.
9. We note that approximately 76% of your revenues for the 2004 fiscal year were generated from your collaboration and license agreement with Merck. Under an appropriate heading, please describe the risks associated with the fact that a substantial portion of your revenues is generated by this relationship.

If we do not have enough capital to fund operations.... - Page 9
10. To the extent that you have engaged in discussions with other companies regarding a potential merger or your acquisition, please provide appropriate disclosure.

If we cannot maintain our existing corporate and academic
arrangements.... - Page 13
11. Please disclose which material sponsored research, license and collaborative agreements can be terminated by your collaborative partner with limited notice to you, as well as the percentage of your revenues represented by any such relationship.

We rely heavily on our patents and proprietary rights.... - Page
15
12. Please disclose whether you are currently aware of any parties currently intending to pursue such infringement claims against you.

Serious and unexpected side effects attributable to gene therapy may
result.... - Page 16
13. Please provide additional disclosure regarding the "serious adverse events" you reported to the FDA and other regulatory agencies and what, if any, action was taken by such agencies upon your notification. We may have further comment.

Any acquisition we might make may be costly and difficult to integrate.... - Page 17
14. If you have experienced any such difficulties relating to your acquisition of Inovio in January 2005, please provide appropriate disclosure.

We may not meet environmental guidelines.... - Page 21
15. To the best of your knowledge, please tell us whether you are in current compliance with all applicable environmental regulations.

Selling Stockholders - Page 23
16. Please provide the exemptions from registration under the Securities Act of 1933 for all transactions described on page 23.
17. Please identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.
18. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able to make the following representations in the prospectus:
* The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
      Please revise accordingly.

Incorporation of Certain Documents by Reference - Page 31

19. We note that you filed a Form 8-K on April 12, 2005, in connection with your acquisition of Inovio. Based upon the relative significance of the acquiree, it appears to us that the related
Form
8-K should also be incorporated by reference to comply with Rule
3-05
and Article 11 of Regulation S-X.   Incorporation by reference
would
also require that an additional accountants` consent be provided. Please revise or advise, as appropriate.

20. In this regard, we note that the registration statement must be declared effective no later than 180 days following the closing date
(January 25, 2005) or the company would be required to pay penalties.
Supplementally discuss and quantify the amount of potential damages you would have to pay investors. Revise to disclose, or, if you believe no disclosure is necessary, supplementally explain and support.

Other

21. The financial statements and other relevant sections of the filing should be updated, as necessary, to comply with Rule 3-12 of
Regulation S-X at the effective date.

22. Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.
Form 10-K for the Fiscal Year Ended December 31, 2004

General
23. Please revise your future filings, including your future periodic reports, as appropriate, in accordance with the preceding comments.

Item 1. Business - Page 3

Partnerships and Collaborations - Page 7
24. We note your disclosure that you have entered into supply agreements with Abbott Laboratories and Faulding to purchase bleomycin for use with your MedPulser Electroporation Therapy System.
We also note, however, your disclosure on page 13 of the Registration
Statement on Form S-3 that you do not have a relationship with a supplier of bleomycin at this time. Please clarify and tell us supplementally whether these supply agreements have been terminated.

Competition - Page 12
25. In future filings, please estimate the number of competitors in the industries in which you compete, name the dominant competitors, describe the principal methods of competition within your industries and, if known or reasonably available, provide your competitive position. Refer to Item 101 (c) (x) of Item S-K.

Intellectual Property - Page 21
26. Please describe supplementally and in future filings the importance to your business and the duration and effect of all material patents. Refer to Item 101 (c) (iv) of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 41

Results of Operations - Page 44
27. In future filings, when a description of known material trends, events, demands and commitments is set forth, expand your discussion to include both the intermediate effects of those matters and the reasons underlying those intermediate effects. We note, for example, your disclosure that research and development activity decreased in
2003, while salary, travel expenses and increased corporate insurance costs increased. Future filings should include a discussion of the factors that caused such increases/decreases, and whether you expect these trends to continue in the foreseeable future. Please refer to
SEC Release No. 33-8350 for additional guidance.

Item 9A. Controls and Procedures - Page 52
28. We note on page 36 that you identified two significant control deficiencies that "did not rise to the level of material weakness."
Please explain the nature of these control deficiencies and how you determined they would have no material effect on the accuracy of your financial statements.

Notes to Consolidated Financial Statements

Note 8. Stockholders` Equity - Page F-15

Preferred Stock - Page F-16
29. In each transaction involving the issuance of warrants, please tell us and expand your disclosures in future filings to explain how each issuance was valued. Address both the method and the significant assumptions applied.
30. Supplementally and in detail, please tell us how you valued and recorded the beneficial conversion features of the Series A and B Preferred Stock, including the assumptions utilized by your valuation model. In this regard, this information should be disclosed in all future filings for material beneficial conversion features. Additionally, you should provide an analysis of your significant assumptions as part of your Management`s Discussion and Analysis.

Form 8-K/A filed April 12, 2005

Pro Forma Condensed Consolidated Statements of Operations - For the year ended December 31, 2004

31. It appears that the number of series D preferred stock to be issued may be increased if the company achieves certain strategic commercial milestones. Please revise to clearly explain the potential impact of that provision on the pro forma financial statements. It may be necessary to provide presentations using more than one set of assumptions. Discuss the consideration given to paragraphs 25-36 of
SFAS 141 in your response.

32. Refer to Note B. To the extent practicable, please expand your disclosures regarding IPR&D to address the method and significant assumptions used to value it, as well as the nature and value of individually significant projects.

33. Refer to Note E and your estimated useful life of 18 years for the identifiable intangible assets. Why is an estimated useful life
of 18 years appropriate?   How did you apply the guidance in SFAS
142
paragraph 11 in estimating the useful life? Specifically address the nature and terms of the contracts being amortized over 18 years.

Report of Independent Auditors
34. We note that the financial statements were prepared in accordance with accounting principles generally accepted in Norway. In Note 12, you indicate that there were no significant differences in net income
(loss) or shareholders` equity between Norwegian GAAP and US GAAP. Confirm there were not significant differences for the balance sheet as well.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cindy Dalton at (202) 824-5308 or Brian Cascio at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.

      Sincerely,



							Peggy A. Fisher
							Assistant Director

cc (via fax):  	Thomas Poletti, Esq., Kilpatrick & Lockhart
Nicholson Graham, LLP. 310.552.5001

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Avtar Dhillon
Genetronics Biomedical Corporation
April 25, 2005
Page 1